UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 32 )*

CREDITRISKMONITOR.COM INC

(Name of Issuer)

Common Stock

(Title of Class of Securities)

225426-105

(CUSIP Number)

Lauren Accardi,  Meltzer Lippe Goldstein & Breitstone, LLP  190 Willis Avenue  Mineola,  New York  11501  Phone : 516-747-0300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
FLUM PARTNERS 13-2725256

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,339,334 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,339,334 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,339,334 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
54.6%

14	TYPE OF REPORTING PERSON
PN

(1) The shares are deemed to be beneficially owned by Jerome Flum as general partner of Flum Partners due to his power to direct the vote of such shares. Mr. Flum disclaims beneficial ownership of such shares.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jerome Flum

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,339,334 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,339,334 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,339,334 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
54.6%

14	TYPE OF REPORTING PERSON
IN

(1) The shares are deemed to be beneficially owned by Jerome Flum as general partner of Flum Partners due to his power to direct the vote of such shares. Mr. Flum disclaims beneficial ownership of such shares.

Item 1.	Security and Issuer

This statement relates to common stock, $0.01 par value, of CreditRiskMonitor.com, Inc., a Nevada corproation (the "Company"). The principal executive office of the Company is 704 Executive Blvd., Suite A, Valley Cottage, NY 10989.

Item 2.	Identity and Background

(a)	Flum Partners

(b)	704 Executive Blvd. Suite A Valley Cottage, NY 10989

(c)	n/a

(d)	none

(e)	none

(f)	n/a

Item 3.	Source and Amount of Funds or Other Consideration

The securities were distributed by Flum Partners to certain of its limited partners.

Item 4.	Purpose of Transaction

Distribution of shares of common stock of the Company by Flum Partners to certain of its limited partners.

(a)	n/a

(b)	n/a

(c)	n/a

(d)	n/a

(e)	n/a

(f)	n/a

(g)	n/a

(h)	n/a

(i)	n/a

(j)	n/a

Item 5.	Interest in Securities of the Issuer

(a)	The aggregate number of shares of common stock owned by the reporting person is 4,339,334.

(b)	The percentage of class represented by such amount is 54.6%.

(c)	n/a

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit

(d)	n/a

(e)	n/a

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

n/a

Item 7.	Material to Be Filed as Exhibits

none

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Flum Partners

April 19, 2012	By:	/s/ Jerome Flum
General Partner

April 19, 2012	By:	/s/ Jerome Flum

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)